SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             BCT INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   055-355-101
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                                 (CUSIP Number)

Steven N. Bronson
16 East 52nd Street
Suite 501
New York, New York 10022
(212) 872-1623

with a copy to:

Steven D. Dreyer, Esq.
Hall Dickler Kent Friedman & Wood LLP
909 Third Avenue
New York, New York 10022

                                 (212) 339-5580
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                September 2, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 055-355-101                                          Page 2 of 6 Pages
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Steven N. Bronson
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        306,570
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              100,000
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               535,320
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        100,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      635,320
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.7%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 055-355-101                                          Page 3 of 6 Pages
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Private Opportunity Partners II, Ltd.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
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                  7     SOLE VOTING POWER

                        -0-
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              100,000
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               -0-
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        100,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      100,000
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.9%
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14    TYPE OF REPORTING PERSON*

      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 6 Pages


      Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson and Private Opportunity Partners, Ltd., with respect to the shares of common stock (the "Common Stock") of BCT International, Inc., a New Jersey Corporation ("Issuer"), remains in full force and effect.

Item 2. Identity and Background.

            (a) This Amendment No. 5 to Schedule 13D is being filed jointly on behalf of Steven N. Bronson and Private Opportunity Partners II, Ltd. a Florida limited partnership (the "Partnership"). The general partner of the Partnership is B&B Management Group II, Inc., a Florida corporation ("General Partner") of which Mr. Bronson is the President.

            (b) Mr. Bronson's business address is 16 East 52nd Street, Suite 501, New York, New York 10022. The Partnership's business address is 16 East 52nd Street, Suite 501, New York, New York 10022.

            (c) Mr. Bronson is the President of the General Partner and of Catalyst Financial Corp., a broker-dealer licensed under the Act. The principal place of business of Catalyst is 16 Each 52nd Street, Suite 501, New York, New York 10022. The Partnership is engaged in the business of investing in securities.

            (d) Neither the Partnership, the General Partner, nor any of its executive officers, including Mr. Bronson, were during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither the Partnership, the General Partner, nor any of its executive officers, including Mr. Bronson, were during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America. The Partnership is a Florida limited partnership and the General Partner is a Florida corporation. The principals of the General Partner are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            This amendment relates to the sale by Mr. Bronson of 100,000 shares of the Issuer's Common Stock on September 2, 1998.

                                                               Page 5 of 6 Pages


Item 5. Interest in Securities of the Issuer.

            (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 635,320 shares of the Issuer's Common Stock, representing approximately 11.7% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock include (a) 306,570 shares of Common Stock owned directly by Mr. Bronson, (b) 76,250 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $2.00 per share of Common Stock through February 1, 1999, (c) 76,250 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $3.00 per share of Common Stock through February 1, 1999, (d) 76,250 shares of Common Stock issuable upon the exercise of warrants at $4.00 per share of Common Stock through February 1, 1999 and (e) 100,000 shares of Common Stock owned by the Partnership as described below.

            The Partnership may be deemed to beneficially own an aggregate of 100,000 shares of the Issuer's Common Stock, representing approximately 1.9% of the total shares of the Issuer's Common Stock deemed outstanding. The Partnership may be deemed to share voting and dispositive power of such shares with Mr. Bronson.

            The foregoing shares of Common Stock do not include any shares held of record in the trading account of Catalyst and, with respect to such shares, the foregoing persons disclaim beneficial ownership.

            (c) Not applicable.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            None.

                                                               Page 6 of 6 Pages


Item 7. Material to be Filed as Exhibits.

            Exhibit N - Joint 13D Filing Statement.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Date: March 26, 1999                      /S/ Steven N. Bronson
                                          ------------------------------------
                                          Steven N. Bronson


                                          PRIVATE OPPORTUNITY PARTNERS II, LTD.

                                          By: B&B Management Group II, Inc.
                                                 General Partner

Date: March 26, 1999                      By: /S/ Steven N. Bronson
                                              --------------------------------
                                              Steven N. Bronson, President

                                    Exhibit N

      Reference is made to a report on Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of BCT International, Inc. The undersigned hereby acknowledge and agree that such Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

Date: March 26, 1999                      By: /S/ STEVEN N. BRONSON
                                              --------------------------------
                                              Steven N. Bronson,


                                          PRIVATE OPPORTUNITY PARTNERS II, LTD.

                                          By: B&B Management Group II, Inc.
                                                 General Partner

Date: March 26, 1999                      By: /S/ STEVEN N. BRONSON
                                              --------------------------------
                                              Steven N. Bronson, President